October 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	BriaCell Therapeutics Corp. (the “Company”)
Draft Registration Statement on Form S-1
Confidentially Submitted October 16, 2025
CIK No. 0001610820

Ladies and Gentlemen:

The Company affirms that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted on October 16, 2025 and the subsequent public filing of the Registration Statement shall be publicly available on the EDGAR system at least two business days prior to any requested effective time and date.

If you have any questions regarding this filing, please do not hesitate to contact our counsel Christian Lichtenberger, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0591.

Very truly yours,

/s/ William V. Williams
William V. Williams Chief Executive Officer